SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON CAPITAL ACCUMULATION

AND SAVINGS PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2007 AND 2006

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

Note A -	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

BDO Seidman, LLP Accountants and Consultants	700 North Pearl, Suite 2000 Dallas, Texas 75201 Telephone: 214-969-7007 Fax: 214-953-0722

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the

Ericsson Capital Accumulation and Savings Plan

Plano, Texas

We have audited the accompanying statements of net assets available for benefits of the Ericsson Capital Accumulation and Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, effective June 1, 2007, the Entrisphere 401(k) Plan was merged into the Ericsson Capital Accumulation and Savings Plan.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ericsson Capital Accumulations and Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas

June 25, 2008

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

(Thousands of dollars)

	2007		2006
ASSETS
Investments at fair value:
JPMorgan Stable Value	$124,272	*	$122,641	*
SSgA S&P 500 Fund	102,139	*	94,011	*
American Funds Europacific Growth Fund	91,493	*	71,790	*
LM Ericsson Telephone Company, ADR, Class B	79,963	*	149,360	*
American Century Equity Income Fund	68,924	*	74,019	*
Wells Fargo Advantage Small Cap Value Fund	58,134	*	56,360	*
PIMCO Total Return Bond Fund	57,914	*	51,042	*
Janus Risk Managed Growth Fund	54,875	*	56,203	*
Morgan Stanley Institutional Mid Cap Fund	53,898	*	40,840	*
American Century International Discovery Fund	27,977		19,847
Hotchkins & Wiley Mid Cap Value Fund	24,362		28,185
Buffalo Small Cap Fund	23,601		25,441
JPMorgan Investments Self Directed Account	18,394		16,032
Participant Loans	3,950		3,629

Total investments	789,896		809,400

Receivables:
Employee & Employer’s contributions receivable:
Employer’s contributions receivable	514		395

Total employer and employee contributions receivable	514		395

Total receivables	514		395

Net assets available for benefits, at fair value	790,410		809,795

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,132		1,389

Net assets available for benefits	$793,542		$811,184

*	Denotes investments that represent 5% or more of net assets available for benefits.

See accompanying notes to the financial statements.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

(Thousands of dollars)

Changes in net assets attributed to:
Investment income:
Dividends	$27,664
Interest	299
Contributions:
Participants	24,404
Employer	15,753
Rollover	4,255
Other	1,601
Net depreciation in fair value of investments	(27,105)
Benefits paid to participants	(70,748)

Net decrease	(23,877)

Net assets available for benefits:
Beginning of year	811,184
Transfer in from Entrisphere Plan	6,235

End of year	$793,542

See accompanying notes to the financial statements.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	THE PLAN

The following description of the Ericsson Capital Accumulation and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an Administrative Committee (the “Committee”).

JP Morgan Chase Bank Investor Services is the Plan Trustee (the “Trustee”) and JP Morgan Retirement Plan Services is the record keeper for the Plan. The Trustee receives all participating employee (the “Participant”) and Company contributions to the Plan and holds, manages, and invests the same in accordance with the investment election of each participating employee, the terms and conditions of the Plan, and the instructions and directions of the Committee.

The Plan is a single employer plan.

Participant contributions are made to the Trustee for investment each month. There are currently twelve separate funds to which Participants may direct their investments in addition to a self – directed brokerage account (“SDA”). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose these options for their contributions as well as the Company matched contributions.

Effective July 1, 2006, the Plan was amended to merge the Marconi Wealth Accumulation Plan (the “Marconi Plan”) into the Plan and allow the Marconi USA transferred employees who satisfy the eligibility requirements of the Ericsson Capital Accumulations and Savings Plan participation in the Plan. As a result of the merger, assets with a fair value of $246 million were transferred in from the Marconi Wealth Accumulation Plan. Participants under the Marconi Plan were allowed up to two loans outstanding under the Marconi Plan and to the extent that Participants have two loans, such loans were grandfathered under the Plan despite the general limitation of no more than one outstanding loan per Participant at any given time.

Effective June 1, 2007, the Plan was amended to merge the Entrisphere 401K Plan (the “Entrisphere Plan”) into the Plan and allow the Entrisphere, Inc. employees who satisfy the eligibility requirements of the Plan participation in the Plan. As a result of the merger, assets with a fair value of $6.2 million were transferred in from the Entrisphere Plan.

The Plan was further amended effective January 1, 2007, to allow Participants who opt into the early retirement window Career Change Program to repay their outstanding plan loans after-termination of employment pursuant to the normal amortization schedule, without regard to the acceleration clauses thereof.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is currently evaluating the statement's impact on its financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from Participants or the Employer that have not been included in the Plan’s investments at year end. Contributions receivable are recorded at cost, which approximates their fair value. Contributions receivable were $513,680 and $395,385 at December 2007 and 2006, respectively.

Valuation of investments

Except for insurance contracts and Participant loans, all other investments are carried at fair value as determined by “quoted” market prices on the last day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value. Certain insurance contracts are carried at contract value in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV–1 and SOP 94–4–1, Reporting of Fully Benefit–ResponsiveInvestment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans.

Security transactions and investment income

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Upon withdrawal from the Plan, Participants invested in Company stock and Company debentures may elect to receive cash, Company stock or Company debentures. Whenever a Participant receives stock or debentures, the difference between the cost of such stock or debenture and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks and debentures are sold in satisfaction of the Participants’ election to take cash upon withdrawal.

Forfeitures

Company and Participants’ capital accumulation contributions (Note 3), and the earnings thereon, are fully and immediately vested. Participants’ savings contributions (Note 3), and the earnings thereon, are also fully and immediately vested.

Total forfeitures were immaterial to the Plan as of and for the years ended December 31, 2007 and 2006.

Expenses of the Plan

All costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Loans

Loans may be granted to Participants in an amount not to exceed 50% of the Participant’s contribution account. The maximum loan amount is $50,000 minus the Participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2007 interest rates range from 4%–10.5%. Loans are considered a directed investment of Participant accounts and all repayments of principal and interest are invested

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

among investment funds in accordance with the Participant’s current investment direction.

Termination priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the Participants’ accounts and all assets held under the Plan will be held for distribution to the Participants.

Benefit payments

At December 31, 2007 and 2006, there were no benefit claims which had been processed and approved for payment but not yet paid. At JP Morgan Retirement Plan Services, benefit payments are determined, paid and taxed to Participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

3.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan the first day of any calendar quarter following the date they become eligible. At December 31, 2007 and 2006, the numbers of active Participants were 3,758 and 3,157, respectively.

Eligible Participants may contribute on a pretax basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; Participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3% of a Participant’s eligible pay for employees who are not actively participating in the Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. The match may be applied to either the 401(k) contribution or to the after-tax savings contribution, or to a combination of both. All employee and Employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the voice response system or the web-based JP Morgan Retirement Plan Services’ “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from LM Ericsson Telephone Co. shares of Common Stock to other investment funds.

Each Participant’s account is credited with the Participant’s contributions, Company matching contributions and Plan earnings. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request an in-service withdrawal in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENTS

The Plan accounts for certain investment contracts in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV–1 and SOP 94–4–1, Reporting of Fully Benefit–Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans (the “FSP”). Under the FSP, certain investment contracts held by a defined–contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined–contribution plan attributable to fully benefit–responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits represents the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The net appreciation (depreciation) in fair value of investments for the year ended December 31, 2007 was as follows (amounts in thousands):

Company Stock (LM Ericsson Telephone Company)	$(51,590)
Registered investment companies	12,637
Common/collective funds	11,004
Bond mutual funds	844

$(27,105)

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson, Inc. Ericsson, Inc. sponsors the plan; therefore, this investment qualifies as party-in-interest transactions. The Plan recorded purchases of $27,621,130 and sales of $47,827,190 of the Company’s stock during the year ended December 31, 2007.

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions served or are currently serving as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

6.	TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its first four amendments on September 13, 2002. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and Participants are not taxed on their benefits until withdrawn from the Plan.

Although the Plan has been amended since receiving the determination letter, management believes the Plan remains qualified under the applicable sections of the IRC and the Employee Retirement Income Security Act of 1974.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Plan holds investments in synthetic guaranteed investment contracts ("synthetic GICs") as part of the Stable Value Fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value is zero at December 31, 2007 and 2006.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Fund is credited with earnings on the underlying investments and charged for Participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The average yield of the synthetic GICs based on actual earnings was approximately 5.29% and 5.20% at December 31, 2007 and 2006, respectively. The average yield of the synthetic GICs based on interest rate credited to Participants was approximately 5.42% and 5.26% at December 31, 2007 and 2006, respectively.

The following tables show the adjustment from fair value to contract value for the fully benefit-responsive investment contracts:

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007
	Major Credit Rating	Investments at Fair Value	Adjustment to Contract Value	Contract Value
Wrapped bonds		$122,172,485		$125,304,246
Aegon	AA		782,940	31,326,062
State Street Bank	AA		782,940	31,326,062
IXIS Financial Products	AA		782,940	31,326,062
UBS	AA-		782,941	31,326,062
Short-term investments		2,099,286		2,099,286

Total		$124,271,771	$3,131,761	$127,403,532

December 31, 2006
	Major Credit Rating	Investments at Fair Value	Adjustment to Contract Value	Contract Value
Wrapped bonds		$121,857,172		$123,246,552
Aegon	AA		347,345	30,811,638
State Street Bank	AA		347,345	30,811,638
IXIS Financial Products	AAA		347,345	30,811,638
UBS	AA+		347,345	30,811,638
Short-term investments		784,268		784,268

Total		$122,641,440	$1,389,380	$124,030,820

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

SCHEDULE H. LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2007

EIN: 06-1119960

Plan Number: 006

Name and Issuer and Description	Current Value
Common Stock
LM Ericsson Telephone Company, ADR, Class B (a)	$79,963,184
JPMorgan Investments Self Directed Account	18,393,913

98,357,097

Value of Interest in Registered Investment Companies
JP Morgan Stable Value Fund (a)	124,271,771
SSgA S&P 500 Fund	102,139,385
American Funds Europacific Growth Fund	91,493,371
American Century Equity Income Fund	68,923,750
Wells Fargo Advantage Small Cap Value Fund	58,134,217
PIMCO Total Return Bond Fund	57,914,430
Janus Risk Managed Growth Fund	54,874,553
Morgan Stanley Institutional Mid Cap Fund	53,897,796
American Century International Discovery Fund	27,976,759
Hotchkis & Wiley Mid Cap Value Fund	24,361,806
Buffalo Small Cap Fund	23,600,636

687,588,474

Participants Loans	3,949,940

Total Investments	$789,895,511

(a)	Indicates a party-in-interest.

Note: Cost is not required for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson Capital Accumulation and Savings Plan

Date: 06/25/08

by	/s/ John Moore
John Moore
Vice President and General Counsel
Administrative Committee Member

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith